

February 1, 2021

Subject: Certification of Financial Statements by Principal Executive Officer

I, Dalton Shaull, certify that:

(1) the financial statements of the Healthtech Solutions Inc. (dba Omnilife) included in this Form are true and complete in all material respects; and

(2) the tax return information of the Healthtech Solutions Inc. (dba Omnilife) included in this Form reflects accurately the information reported on the tax return for Healthtech Solutions Inc. (dba Omnilife) filed for the fiscal year ended 12-31-2019 and 12-31-2020.

Sincerely,

Dalton Shaull, CEO
Healthtech Solutions Inc. (dba Omnilife)

348 Main Street
Lexington, KY 40507

OmniLife, Inc.
Profit and Loss
January - December 2020

	Total
Income	
4000 Sales	$52,487.10
Total 4010 Grant/Contract Revenue	$628,760.46
Total Income	**$681,247.56**
Total Cost of Goods Sold	$29,287.26
Gross Profit	**$651,960.30**
Expenses	
5000 Research & Development (R&D)	
Total 5101 Information Technology & Software Expense	$51,645.12
Total 5200 Software Development & Sustaining Engineering	$145,496.70
Total 5500 Other R&D / Op's Consulting	$9,249.99
Total 5600 Direct Labor	$369,417.94
Total 5700 Engineering & Operations Related Travel	$3,527.56
5805 Recruiting Costs	$1,887.42
5400 Publication Costs	$6,249.00
5799 R&D Research Support - IRB approval fees	$10,170.00
Total 5800 Research Related Travel	$1,518.55
Total 5900 Research Payroll & Wages	$14,110.08
Research Consultants	$38,617.50
Total 5000 Research & Development (R&D)	**$651,889.86**
6000 General & Administrative (G&A) Expenses	
Total 6100 Office & Administrative	$153,441.06
Total 6300 Insurance	$10,360.61
Total 6400 Legal, Accounting & Other Professional Services	$135,319.64
Total 6600 G&A Payroll & Wages	$254,850.36
Total 6700 G&A-Related Travel	$21,342.50
Total 6000 General & Administrative (G&A) Expenses	**$575,314.17**
7000 Sales & Marketing (S&M)	
Total 7500 Sales & Clinical Consultants	$198,010.51
Total 7600 Advertising/Promotional & Other Marketing	$23,483.78
Total 7650 S&M Payroll & Wages	$51,401.74
Total 7700 S&M-Related Travel	$17,967.63
7800 S&M Tools & IT	$16,206.28
Total 7000 Sales & Marketing (S&M)	**$314,570.70**
Total Expenses	**$1,541,774.73**
Net Operating Income	**($889,814.43)**
Other Income/Expenses	
Total Other Income	$9,305.32
Total Other Expenses	($42,718.30)
Net Other Income/Expenses	**($33,412.98)**
Net Income	**($923,227.41)**

OmniLife, Inc.
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Total Bank Accounts	$154,247.18
Total Accounts Receivable	$421,162.18
Total Other Current Assets	$2,863.00
Total Current Assets	**$578,272.36**
Fixed Assets	
Total 1400 Equipment & Other Fixed Assets	$4,557.33
Total 1500 Patents & Other Intangible Assets, Net of Amortization	$5,593.71
1530 Capitalized Software	$289,289.16
Total Fixed Assets	**$299,440.20**
TOTAL ASSETS	**$877,712.56**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Total Accounts Payable	$80,920.67
Total Credit Cards	$19,031.71
Total 2300 Payroll Tax Payable	$29,869.79
2403 Accrued Vacation	$8,833.35
Deferred Revenue	$90,860.00
Total Current Liabilities	**$229,515.52**
Long-Term Liabilities	
Total 2500 Convertible Notes & Accrued Interest	$644,207.49
2602 Notes Payable - PPP Loan	$103,200.00
2603 Notes Payable - SBA EIDL Loan	$29,200.00
Total 2600 Long Term Liabilities	$776,607.49
Total 2700 State of Iowa Demonstration Fund Loan & Accrued Interest	$89,061.20
Long-Term Portion of Deferred Revenue	$12,698.92
Total Long-Term Liabilities	**$878,367.61**
Total Liabilities	**$1,107,883.13**
Equity	
Total 3100 Common Stock	$2,551,618.18
3102 Par Value Common Stock	$120.00
3300 Retained Earnings	($2,079,849.43)
Net Income	($923,227.41)
Total Equity	**($451,338.66)**
TOTAL LIABILITIES AND EQUITY	**$656,544.47**

OmniLife, Inc.
Statement of Cash Flows
January - December 2020

	Total
OPERATING ACTIVITIES	
Net Income	($923,227.41)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	($95,210.00)
Accounts Receivable (A/R):NIH SBIR Grant Income Receivable	$474,573.91
Prepaid Asset	($13.00)
Accumulated Depreciation of Computer Equipment & Other Hardware	$7,527.03
Amortization of Patents & Other Intangible Assets	$446.28
Accounts Payable (A/P)	($48,510.92)
Credit Cards	($25,019.02)
Accrued Compensation	($20,514.52)
Deferred Revenue	$67,856.23
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$389,890.89**
Net cash provided by operating activities	**($533,336.52)**
INVESTING ACTIVITIES	
Computer Equipment & Other Hardware	($1,466.44)
Net cash provided by investing activities	**($1,466.44)**
FINANCING ACTIVITIES	
Deferred Grant Income	($89,321.14)
Convertible Note Principal Investment	$471,250.00
Interest Accrued on Convertible Notes	$19,244.95
Wellmark BCBS of Iowa Accrued Interest	$0.00
Notes Payable - PPP Loan	$103,200.00
Notes Payable - SBA EIDL Loan	$29,200.00
State of Iowa Demo Fund Loan Principal	($11,587.32)
State of Iowa Demo Fund Interest Payable	$5,000.04
Equity Financing Transaction Fee	($2,114.00)
Net cash provided by financing activities	**$524,872.53**
Net cash increase for period	**($9,930.43)**
Cash at beginning of period	$164,177.61
Cash at end of period	**$154,247.18**

INTELLECTUAL
CAPITAL
AT
WORK

HealthTech Solutions, Inc. d/b/a OmniLife

Financial Statements

December 31, 2019

LWBJ®

HEALTHTECH SOLUTIONS, INC.
D/B/A OMNILIFE

Financial Statements

December 31, 2019

Contents



LWBJ®

INTELLECTUAL CAPITAL AT WORK

4200 University Avenue, Suite 410
West Des Moines, IA 50266
Phone 515-222-5680
Fax 515-222-5681

lwbj.com

Independent Auditors' Report

Board of Directors
HealthTech Solutions, Inc. d/b/a OmniLife

We have audited the accompanying financial statements of HealthTech Solutions, Inc. d/b/a OmniLife, which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HealthTech Solutions, Inc. d/b/a OmniLife as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

LWBJ, LLP

West Des Moines, Iowa
May 12, 2020

HEALTHTECH SOLUTIONS, INC.
D/B/A OMNILIFE

Balance Sheet

December 31, 2019

Assets

Current assets:

Cash and cash equivalents	$	111,541
Certificate of deposit		52,637
Accounts receivable		10,000
Grant receivable		512,863
Refundable income taxes		56,495
Prepaid expenses and other		2,850
Total current assets		746,386
Equipment		23,101
Less accumulated depreciation		(12,483)
Equipment, net		10,618
Intangibles assets, net		295,329
Total assets	$	1,052,333

Liabilities and stockholders' equity

Current liabilities:

Accounts payable	$	129,432
Accrued expenses		78,226
Current portion of long-term debt		9,090
Unearned revenue		23,004
Deferred grant revenue		89,321
Total current liabilities		329,073
Long-term liabilities		
Convertible notes		150,000
Long-term debt		86,559
Unearned revenue		12,699
Total long-term liabilities, net of amortized discounts		249,258
Total liabilities		578,331
Stockholders' equity:		
Common stock, $0.00001 par value; 50,000,000 shares authorized, 12,037,234 shares issued and outstanding		120
Additional paid-in capital		2,553,732
Accumulated deficit		(2,079,850)
Total stockholders' equity		474,002
Total liabilities and stockholders' equity	$	1,052,333

See accompanying notes.

HEALTHTECH SOLUTIONS, INC.
D/B/A OMNILIFE

Statement of Operations

For the year ended December 31, 2019

Net sales	$	22,964
Cost of sales		14,341
Gross profit		8,623
Grant income		453,667
Operating expenses:		
Product development and research		647,600
Legal and other professional services		286,107
Travel		131,955
Payroll		171,096
Rent, office, and administrative		105,241
Sales and marketing		155,158
Depreciation and amortization		39,929
Total operating expenses		1,537,086
Loss from operations		(1,074,796)
Other income (expense):		
Interest income		2,637
Interest expense		(14,284)
Other		592
Loss before income tax benefit		(1,085,851)
Income tax benefit		70,799
Net loss	$	(1,015,052)

See accompanying notes.

HEALTHTECH SOLUTIONS, INC.
D/B/A OMNILIFE

Statement of Stockholders' Equity

For the year ended December 31, 2019

	Common			Additional Paid-In	Accumulated		Total	
	Shares		Amount	Capital	Deficit			
Balance at December 31, 2018	10,116,206	$	101	$ 1,559,520	$ (1,064,798)	$	494,823	
Net loss	-		-	-	(1,015,052)		(1,015,052)	
Stock-based compensation	-		-	41,679	-		41,679	
Issuance of 1,921,028 shares of common stock, net of issuance costs	1,921,028		19	952,533	-		952,552	
Balance at December 31, 2019	12,037,234	$	120	$ 2,553,732	$ (2,079,850)	$	474,002	

See accompanying notes.

HEALTHECH SOLUTIONS, INC.
D/B/A OMNILIFE

Statement of Cash Flows

For the year ended December 31, 2019

Operating activities

Net loss	$	(1,015,052)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation		7,339
Amortization of intangible assets		32,590
Stock-based compensation		41,679
Change in operating assets and liabilities:		
Increase in grant receivable		(512,863)
Increase in refundable income taxes		(56,495)
Decrease in prepaid expenses and other		918
Increase in accounts payable		49,375
Increase in accrued expenses		40,293
Increase in deferred grant revenue		89,321
Increase in unearned revenue		25,703
Net cash used in operating activities		(1,297,192)

Investing activities

Purchases of property and equipment		(13,913)
Purchase of certificate of deposit		(252,637)
Sale of certificate of deposit		200,000
Expenditures on trademarks		(113)
Expenditures on software		(129,430)
Net cash used in investing activities		(196,093)

Financing activities

Proceeds from issuance of common stock, net		952,552
Payments on long-term debt		(4,351)
Net cash provided by financing activities		948,201
Net decrease in cash and cash equivalents		(545,084)
Cash and cash equivalents at beginning of year		656,625
Cash and cash equivalents at end of year	$	111,541

Supplemental disclosures

Interest paid	$	19,667
Income taxes received		14,304

See accompanying notes.

HEALTHTECH SOLUTIONS, INC. D/B/A OMNILIFE

Notes to Financial Statements

December 31, 2019

1. Summary of Business and Significant Accounting Policies

Nature of Business and Formation of the Company

HealthTech Solutions, Inc. d/b/a OmniLife (the "Company") was incorporated as a Delaware corporation on February 17, 2016. The Company is a health technology provider focused on providing solutions in organ transplantation.

Liquidity and Going Concern

At December 31, 2019, the Company's net losses required management to assess the Company's ability to continue operating as a going concern, according to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 205-40, *Going Concern*. Management evaluated the net losses that could have a material effect on the Company's ability to continue as a going concern, unless management takes actions to alleviate those conditions. The Company's primary sources of liquidity have been funds generated from equity financings, convertible notes, and federal grants. The Company plans to strategically invest in additional resources and expects to grow revenues in 2020 and beyond.

Management believes that its existing cash and cash equivalents, taken together with new grant financing and additional issuances and convertible debt, will be sufficient to fund the Company's operations for at least the next twelve (12) months after the financial statements are available to be issued.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers securities with an original maturity of three (3) months or less to be cash equivalents. At various times during the year ended December 31, 2019, the Company maintained balances in excess of the balance insured by the Federal Deposit Insurance Corporation. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

1. **Summary of Business and Significant Accounting Policies (continued)**

Certificate of Deposit

At December 31, 2019 the Company had a certificate of deposit that matures on May 29, 2020, with a balance of $52,637 returning interest at 1.58%. These investments are treated as held-to-maturity securities. The carrying amount approximates fair value.

Accounts Receivable

Accounts receivable are considered past due when payment has not been received form the customer within normal terms extended to that customer, and accounts are written off when the possibility of collection is remote.

Grant Receivable and Grant Income

The Company has been awarded multi-year grants to fund research and development activities. The Company recognized grant income as the qualifying expenses were incurred. The full amount of the current award was due upon commencement of research activities and is recorded as receivable as of December 31, 2019.

Equipment

Equipment is recorded at cost. Depreciation is computed by the straight-line method over an estimated useful life of two (2) years.

Intangible Assets, Net

Intangible assets, net consists of certain costs to obtain and protect patents and internal-use software. Amortization of patents is provided using the straight-line method over the estimated useful lives of the assets, which is typically fifteen (15) years. Amortization expense on patents was $447 for the year ended December 31, 2019. Internal-use software is amortized on a straight-line basis over the estimated useful life of five (5) years. Amortization expense on internal-use software was $32,143 for the year ended December 31, 2019.

Impairment of Long-Lived Assets

Long-lived assets, such as equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If circumstances require that a long-lived asset or asset group be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value.

1. **Summary of Business and Significant Accounting Policies (continued)**

Revenue Recognition

The Company's revenues of $22,964 for the year ended December 31, 2019, are derived from licenses for use of the Company's software. The Company recognizes revenue over time as the performance obligations are provided. Revenue is recognized ratably over the contract period. All customers are initially under contracts, with terms typically ranging from six (6) months to two (2) years under fixed price agreements, of which the substantial majority will be recognized within two (2) years. The Company's contracts typically include provisions for support and training. However, these are not considered separate performance obligations.

The Company receives payments based on a billing schedule established in the contracts, which is typically a lump sum payment. Invoices are recorded in accounts receivable when billed. Cash received in excess of the amount earned is recorded as unearned revenue in the balance sheet, which is the equivalent of contract liabilities under the arrangement.

Costs to obtain contracts are expensed as incurred as the amounts are not material. The Company does not adjust the contract price for a potential financing element as all costs are expected to be paid within one (1) year of when the revenue is earned.

Cost of net sales includes costs for internet hosting of programs, customer support services, and costs of third-party software used in delivery to customers.

In 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers*. ASU 2014-09 supersedes prior revenue recognition requirements and provides a new comprehensive revenue recognition model that requires entities to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The Company adopted this new guidance effective January 1, 2019 using the modified retrospective approach. The impact on the financial statements of the application of this new guidance was immaterial.

Research and Development Costs

Research and development costs related to product development are expensed as they are incurred. Total expenditures for research and development were $631,190 for the year ended December 31, 2019.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $54,713 for the year ended December 31, 2019.

HEALTHTECH SOLUTIONS, INC. D/B/A OMNILIFE

Notes to Financial Statements (continued)

1. **Summary of Business and Significant Accounting Policies (continued)**

Stock-Based Compensation

The Company recognizes stock-based compensation expense for the fair value of stock-based awards as the requisite services is rendered. The fair value of options issued is calculated on the date of grant primarily using a Black-Scholes option pricing model (Note 4). The Company recognizes stock-based compensation using the straight-line method. Forfeitures of unvested stock options are recorded when they occur. Shares issued for the exercise of stock options are issued from authorized shares.

Income Taxes

Deferred taxes are provided on a liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance, when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company assesses its tax positions to determine if any positions are uncertain. The Company has analyzed its filing positions open to review and believes all significant positions have a "more-likely-than-not" likelihood of being upheld based on its technical merit.

Significant Upcoming Accounting Standards

In 2016, the FASB issued ASU 2016-02, *Leases*. ASU 2016-02 provides new comprehensive lease accounting guidance that supersedes existing lease guidance. Upon adoption of ASU 2016-02, the Company will be required to recognize most leases on its balance sheet. ASU 2016-02 requires the Company to capitalize most current operating lease obligations as right-of-use assets with a corresponding liability based on the present value of future operating leases. The Company is required to adopt this new authoritative guidance for the year ended December 31, 2021. The Company is currently evaluating the potential adoption impact on its financial statements. For details of the Company's operating leases subject to capitalization under ASU 2016-02, see Note 6.

2. **Revenues**

The following table provides information about contract balances from contracts with customers as of December 31, 2019:

Accounts receivable	$ 10,000
Unearned revenue – short term	$ 23,004
Unearned revenue – long term	12,699
	$ 35,703

3. Intangible Assets, Net

Intangible assets consists of the following at December 31, 2019:

		2019	
	Cost	Accumulated Amortization	Carrying Value
Patents	$ 6,695	$ 655	$ 6,040
Internal-use software	321,432	32,143	289,289
	$ 328,127	$ 32,798	$ 295,329

Amortization expense is expected to be $64,732 for 2020 through 2023 and $32,589 in 2024.

4. Stock-Based Compensation

In December 2016, the Company adopted the HealthTech Solutions, Inc. Stock Plan (the "Plan") to provide additional incentive to officers, employees and consultants.

Options under the Plan may be incentive stock options or non-statutory options. Options granted are generally exercisable up to ten (10) years after the date of grant. Options vest between zero (0) and four (4) years based on the specific option grant, using both cliff and graded vesting options.

At December 31, 2019, the Plan had 1,500,000 shares authorized. Effective January 7, 2020, the Plan was expanded to authorize 2,000,000 shares retrospectively for all previous option grants. There are 241,196 shares remaining available for future awards under the expanded Plan.

The following summarizes the Company's stock options outstanding for the year ended December 31, 2019:

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)
Balance at December 31, 2018	1,367,971	$ 0.33	9.03
Granted	400,000	0.50	-
Forfeited or expired	(9,167)	0.50	-
Balance at December 31, 2019	1,758,804	$ 0.37	8.27
Exercisable, December 31, 2019	787,071	$ 0.34	7.70

4. Stock-Based Compensation (continued)

For the year ended December 31, 2019, the Company recognized compensation related to employee and non-employee stock options of $41,679. As of December 31, 2019, the Company expects to recognize stock-based compensation related to non-vested employee stock options of approximately $40,837 over a weighted-average period of 1.8 years and stock-based compensation related to non-vested non-employee stock options of approximately $80,710 over a weighted-average period of 2.1 years.

The following table presents the weighted-average assumptions used to estimate the fair values of the stock options on the date granted to employees and vested for non-employees, using the Black-Scholes option pricing model during the year ended December 31, 2019. The fair value of the Company's stock options granted during 2019 was estimated assuming no expected dividends. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury Yield in effect at the time of grant with a maturity commensurate with the expected option life. Expected volatility is based on the published volatility of three (3) public companies in the same industry.

| | Year ended December 31, 2019 | |
	Employee	Non-Employee
Expected life (years)	7.00	6.65
Risk-free interest rate	1.79%	1.72%
Expected volatility	29.23%	29.85%
Weighted grant date fair value	$ 0.17	$ 0.17

5. Debt

Convertible Debt

The Company has two (2) convertible promissory notes in the principal amounts of $100,000 and $50,000, the notes bear interest at a rate of 7%, payable annually, all principal and unpaid interest is due on August 23, 2022 and October 9, 2023, respectively. As of December 31, 2019, the Company has accrued interest of $3,713 related to the convertible notes. The convertible promissory notes are recorded in the financial statements at fair value, which approximates the principal and accrued interest of the notes.

If the Company closes equity financing prior to the maturity date of the notes (the "Financing"), all unpaid principal and interest will automatically convert into the form of equity securities issued by the Company in the Financing. The conversion will be calculated by dividing the unpaid principal and interest on the notes by the applicable price per share sold in the Financing.

Long-Term Debt

The Company has a note payable in the principal amount of $100,000 to the Iowa Economic Development Authority with monthly payments of $966, including interest at 3% through November 2021, when all remaining principal and interest are due. At December 31, 2019 the balance on the note was $95,648.

5. Debt (continued)

Future maturities under both convertible and long-term debt agreements as of December 31, 2019 are as follows:

Year ending:		
2020	$	9,090
2021		86,559
2022		100,000
2023		50,000
	$	245,649

6. Leases

The Company leases office space in Iowa and Kentucky. The Kentucky office space is leased at a rate of $2,100 a month and is on a month-to-month basis. The office space in Iowa was leased through January 2020 and, subsequent to year end, was extended through January 2021 at a rate of $336 a month. Future minimum lease payments under the contracts are $4,046 and $336 for 2020 and 2021, respectively.

7. Income Taxes

Temporary differences between the financial statement basis and income tax basis of assets and liabilities and the related deferred tax assets (liabilities) at December 31 are as follows:

		2019
Net operating loss carryforwards	$	558,000
Compensation expense		28,000
Other		2,000
Intangibles		(75,000)
Valuation allowance		(513,000)
Net deferred tax assets	$	-

The Company has established a valuation allowance on its net deferred tax assets. At December 31, 2019, the Company had net operating loss carryforwards of approximately $2,136,000. The federal net operating loss carryforwards generated prior to January 1, 2018 of approximately $156,000 will begin to expire in 2037. The federal net operating loss carryforwards generated in 2018 and after of $1,980,000 will be carried forward indefinitely, but are subject to an 80% utilization against future taxable earnings. Further, utilization of all carryforwards is subject to limitation due to ownership changes that may delay the use of a portion of the carryforwards.

Income taxes for the year ended December 31, 2019 differs from the amount computed by applying the U.S. federal income tax rate of 21% to pre-tax earnings principally as a result of the change in the valuation allowance.

8. Subsequent Events

The Company's operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 ("COVID-19"), which has been declared a pandemic by the World Health Organization. The spread of COVID-19 around the world in the first quarter of 2020 has caused significant volatility in U.S. and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. and international economies and, as such, the Company is unable to determine the impact this will have on its operations.

In conjunction with the COVID-19 outbreak, in April 2020 the Company received a loan of approximately $103,000 under the Small Business Administration ("SBA") Paycheck Protection Program. Among other things, the loan bears interest of 1%, with monthly principal and interest payments becoming due six (6) months following the date of the loan agreement, and matures in April 2022. Additionally, the loan can be forgiven by the SBA should certain criteria be met by the Company.

Subsequent to year end, the Company has granted an additional 95,000 options and issued approximately $371,000 in convertible notes with attached warrants.

The Company evaluated all subsequent events through May 12, 2020, the date the financial statements were available to be issued.



INTELLECTUAL
CAPITAL
AT
WORK

LWBJ®

INTELLECTUAL CAPITAL
AT WORK

4200 University Ave., Suite 410
West Des Moines, IA 50266
515-222-5680

1530 South Duff, Suite 2
Ames, IA 50010
515-233-1975

lwbj.com